NO ACT

IE
3-4-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13000775

DIVISION OF
CORPORATION FINANCE

March 5, 2013

X. Lane Folsom
Locke Lord LLP
lfolsom@lockelord.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-05-2013

Re: PMC Commercial Trust

Dear Mr. Folsom:

This is in regard to your letter dated March 4, 2013 concerning the shareholder proposal submitted by Adam Goldstein for inclusion in PMC Commercial's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that PMC Commercial therefore withdraws its February 1, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Adam Goldstein
*** FISMA & OMB Memorandum M-07-16 ***

Locke Lord LLP
Attorneys & Counselors

2200 Ross Avenue, Suite 2200
Dallas TX 75201
Telephone 214-740-8000
Fax 214-740-8800
www lockelord com

X Lane Folsom
Direct Telephone 214-740-8723
Direct Fax 214-756-8723
lfolsom@lockelord com

March 4, 2013

VIA EMAIL

shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: PMC Commercial Trust--Withdrawal of No-Action Request With Respect to Shareholder Proposal Submitted by Adam Goldstein

Ladies and Gentlemen:

On February 1, 2013, we submitted a no-action request to the Staff of the Division of Corporation Finance (the "Staff") on behalf of PMC Commercial Trust (the "Company") requesting that the Staff concur with the Company's view that, for the reasons stated in the request, the shareholder proposal (the "Proposal") submitted by Adam Goldstein (the "Proponent") may be omitted from the Company's proxy materials for its 2013 Annual Meeting of Shareholders.

On February 28, 2013, the Proponent notified the Company the that he withdraws the Proposal. Based on the withdrawal of the Proposal by the Proponent, the Company hereby withdraws its no-action request. A copy of this letter is being provided to the Proponent. A copy of the Proponent's notice of withdrawal is attached to this letter as Exhibit A.

If we can be of any further assistance in this matter, please do not hesitate to call me at (214) 740-8723.

Very truly yours,



X. Lane Folsom

Enclosures

cc: Mr. Jan F. Salit
Mr. Adam Goldstein

EXHIBIT A

Folsom, Lane

From: Adam Goldstein*** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, March 01, 2013 4:04 PM
To: j.salit@pmctrust.com
Cc: Folsom, Lane; b.berlin@pmctrust.com
Subject: Re: PMC Commercial Trust 2013 Annual Meeting--Omission of Shareholder Proposal Submitted by Adam Goldstein

Jan,

I've decided to withdraw my proxy access shareholder proposal for 2013, so this no-action request to the SEC is no longer unnecessary. Please let this email serve as my official decision to withdraw the proposal.

Sincerely,
Adam Goldstein
PMC Commercial Shareholder

From: "Folsom, Lane" <lfolsom@lockelord.com>
To: ' *** FISMA & OMB Memorandum M-07-16 ***
Cc: "j.salit@pmctrust.com" <j.salit@pmctrust.com>
Sent: Friday, February 1, 2013 4:56 PM
Subject: PMC Commercial Trust 2013 Annual Meeting--Omission of Shareholder Proposal Submitted by Adam Goldstein

---

From: Folsom, Lane
Sent: Friday, February 01, 2013 3:27 PM
To: 'shareholderproposals@sec.gov'
Cc: j.salit@pmctrust.com
Subject: PMC Commercial Trust 2013 Annual Meeting--Omission of Shareholder Proposal Submitted by Adam Goldstein

Ladies and Gentlemen:

Pursuant to Section C of Staff Legal Bulletin No. 14D (November 7, 2008), we are emailing the attached request that the Staff of the Division of Corporation Finance of the Securities Exchange Commission concur with our view that PMC Commercial Trust (the "Company") may omit the shareholder proposal submitted by Adam Goldstein from the proxy materials to be distributed by the Company in connection with its 2013 annual meeting of shareholders.

If the Staff has any questions or requires any additional information, please contact me at the number listed below.

Very truly yours,

X. Lane Folsom
Partner
Locke Lord LLP
2200 Ross Avenue
Suite 2200
Dallas, Texas 75201
T: 214.740.8723
F: 214.740.8800
lfolsom@lockelord.com

www.lockelord.com

Atlanta, Austin, Chicago, Dallas, Hong Kong, Houston, London,
Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC

Locke Lord LLP
Attorneys & Counselors

2200 Ross Avenue, Suite 2200
Dallas, TX 75201
Telephone: 214-740-8000
Fax: 214-740-8800
www.lockelord.com

X. Lane Folsom
Direct Telephone: 214-740-8723
Direct Fax: 214-756-8723
lfolsom@lockelord.com

February 1, 2013

VIA EMAIL

shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: PMC Commercial Trust
Shareholder Proposal Submitted by Adam Goldstein
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, PMC Commercial Trust (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "Proxy Materials") a shareholder proposal (the "Proposal") received from Adam Goldstein (the "Proponent"). The Company received the Proposal on December 26, 2012, accompanied by an email transmission from the Proponent. A copy of the Proposal and the related correspondence with the Proponent are attached to this letter as Exhibit A.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(l) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved:** The shareholders of PMC Commercial Trust ("PMC") ask the board of trust managers (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require PMC to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. PMC shall allow shareholders to vote on such nominee on PMC's proxy card. Each Nominator may designate nominees representing up to one third of directors then serving. The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one third of the number of directors then serving. This bylaw, which shall supplement existing rights under PMC's bylaws, should provide that a Nominator must:
>
> (a) have beneficially owned 3% or more of PMC's outstanding common stock continuously for at least one year before the nomination is submitted;
>
> (b) give PMC written notice within the time period identified in PMC's bylaws of the information required by the bylaws and any rules of the Securities and Exchange Commission about (i) the nominee, including consent to being named in the proxy materials and to serving as a director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
>
> (c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with PMC's shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than PMC's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at PMC.
>
> The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of each nominee's candidacy (the "Statement"). The board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-third limit.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading. Neither a shareholder voting on the Proposal, nor the Company in implementing the Proposal, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite So As To Be Inherently Misleading.

A. Background

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy materials. In *Staff Legal Bulletin No. 14B* (Sep. 15, 2004) ("SLB 14B"), the Staff indicated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

In particular, the Staff has concurred that shareholder proposals regarding the process and criteria for the nomination and election of directors may be excluded under Rule 14a-8(i)(3) when important aspects of the process or criteria are not clearly described. *See Norfolk Southern Corp.* (avail. Feb 13, 2002) (concurring with the exclusion of proposal pertaining to specific director qualifications because "the proposal includes criteria toward that object that are vague and indefinite"); *Dow Jones & Co.* (avail. Mar 9, 2000) (concurring with the exclusion of proposal requesting adoption of novel process for electing directors as "vague and indefinite" under Rule 14a-8(i)(3)).

The Staff has concurred on numerous occasions that a shareholder proposal was sufficiently misleading for purposes of Rule 14a-8(i)(3) so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries* (avail. Mar. 12, 1991). *See also Puget Energy, Inc.* (avail. Mar, 7, 2002) (concurring with the exclusion of proposal requesting that the company's board of directors take the necessary steps to implement a policy of "improved corporate governance" without adequately explaining what that policy would entail); *Hershey Foods Corp.* (avail. Dec. 27, 1988) (concurring with the exclusion of proposal because "neither the shareholders voting on the proposal, nor the [c]ompany, would be able to determine with any reasonable certainty what measures the [c]ompany would take in the event the proposal was approved").

In addition, the Staff has frequently concurred with the exclusion of a shareholder proposal where the proposal contains ambiguities and, consequently, results in the proposal being so vague or indefinite that it is inherently misleading and subject to multiple interpretations. A proposal may be considered vague and misleading where it fails to address essential aspects of its implementation. Specifically, where a proposal contained internal inconsistencies, failed to define key terms or otherwise failed to provide guidance on the implementation of the proposal, the Staff has concurred with the exclusion of the proposal. *See, e.g., The Boeing Company* (avail. March 2, 2011) (allowing for the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, making the proposal vague and indefinite); *General Electric Company* (avail. Feb. 10, 2011) (allowing the exclusion of proposal under Rule 14a-8(i)(3) as vague and indefinite, and noting that the proposal did not sufficiently explain the "meaning of "executive pay rights and that, as a result, neither the company nor the stockholders would be able to determine with any reasonable certainty what actions or measures the proposal requires); *See also, Wendy's International Inc.* (avail. Feb. 24, 2006) (permitting exclusion of a proposal where the term "accelerating development" was found to be vague); *Peoples Energy Corporation* (avail. Nov. 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was found to be vague); *Exxon Corporation* (avail. Jan. 29, 1992) (permitting exclusion of a proposal regarding board member criteria because undefined terms were subject to differing interpretations), and *Fuqua Industries, Inc.* (avail. March 12, 1991) (allowing for exclusion of proposal and noting that the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations").

Under these standards, the Proposal is so vague and indefinite as to be misleading and therefore is excludable under Rule 14a-8(i)(3) for the reasons discussed below.

B. Analysis

The Proposal contains vague, indefinite and undefined terms that are subject to differing interpretations and fails to address important aspects of the process and criteria for implementing the provisions of the Proposal. Thus, as discussed below, because critical aspects of the process that the Proposal seeks to establish are not clearly addressed or defined, the Proposal is subject to differing interpretations resulting in the Company being unable to determine what actions are required to implement the Proposal and shareholders being uncertain of the effect of the Proposal. The Company believes that if the Proposal is not excluded pursuant to this request, a shareholder voting on this matter will not know what he or she is voting for because it is not clear how the Company, or the courts if the matter is ever adjudicated, will ultimately interpret and implement the Proposal.

1. <u>The Proposal is false and misleading in violation of Rule 14a-9</u>.

Clause (a) of the Proposal is vague and indefinite because it is subject to differing interpretations, so that neither shareholders in voting on the proposal nor the Company in attempting to implement the Proposal would know what the Proposal requires. In describing which shareholders would be eligible to nominate directors, the Proposal provides that a shareholder or group (the "Nominator") must "have beneficially owned 3% or more of PMC's outstanding common stock continuously for at least one year before the nomination is submitted". The Company is a Texas real estate investment trust and as such does not issue common stock or have directors. Instead it issues shares of beneficial interest and has a board of trust managers. Asking the Company's shareholders to vote on a Proposal that requires that shareholders must have owned 3% or more of a Company security that does not exist in order to be eligible to nominate the Company's "directors" as opposed to trust managers is on its face false and misleading in violation of Rule 14a-9.

Further, Clause (a) of the Proposal requires that the Nominator must have owned the common stock continuously for at least one year before the nomination is submitted. Notwithstanding the fact that the Company has not issued any shares of common stock, the ownership requirement contained in Clause (a) is vague and subject to multiple interpretations for other reasons. The Proposal states that the Nominator must have owned the common stock continuously for at least a year before the nomination is submitted. However, it is unclear whether the Nominator is required to own any or all of such common stock on the date that the nomination is submitted. Further, the Proposal does not require that the Nominator represent or undertake to hold the common stock through the date of the shareholder meeting at which the directors will be elected. The ownership requirement is therefore vague and subject to differing interpretations with respect to the eligibility of shareholders to nominate directors. Further, the Proponent did not submit a supporting statement that would clarify the intent of the Proposal. Accordingly, it would not be clear to shareholders voting on the Proposal or the Company trying to implement the Proposal what the Proposal requires to satisfy the ownership requirement.

The Staff has agreed on numerous occasions that a proposal may be excluded if it is subject to differing interpretations, so that neither the company nor the shareholders can know what measures will be taken if the proposal is approved. In *International Business Machines Corp.* (avail. Jan. 10, 2003), the Staff concurred with the exclusion of a proposal that "there be two nominees for each new member of" the company's board of directors because it was unclear how shareholders or the company would determine the meaning of "new member." In *Bank Mutual Corp.* (avail. Jan. 11, 2005), the Staff concurred with the exclusion of a proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because the proposal could be interpreted to require either that all directors retire at the age of 72 years or that a mandatory retirement age be determined when a director attained the age of 72 years. *See also Bristol-Myers Squibb Co. (Rossi)* (avail. Feb. 19, 2009) (permitting exclusion of proposal because of ambiguous drafting); *Prudential Financial, Inc.* (avail. Feb. 16, 2007) (permitting exclusion of proposal that could be interpreted one way if read literally and another way if read together with the supporting statement); *Capital One Financial Corp,* (avail. Feb. 7, 2003) (permitting exclusion of proposal where company argued that reference to a key aspect of the proposal was subject to multiple reasonable interpretations); *Philadelphia Electric* Co. (avail. Jul. 30, 1992) (permitting exclusion of proposal because of ambiguous drafting).

A critical aspect of the Proposal (required ownership of common stock) is false and misleading in violation of Rule 14a-9. Further, the time of required ownership is subject to several reasonable interpretations, and the application of one interpretation as opposed to another would affect the eligibility of the Company's shareholders to avail themselves of the mechanisms set forth in the Proposal, which amply supports the Company's conclusion that shareholders cannot be expected adequately to evaluate "exactly what actions ... the proposal requires." Therefore, the Proposal may be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(3).

2. The Proposal relies on external standards for determining the satisfaction of certain eligibility requirements but fails to describe the standards.

The Proposal states in Clause (b) that the Company must include in its proxy materials nominees representing up to one third of directors then serving submitted by any shareholder or group (the "Nominator") that gives the Company "written notice within the time period identified in PMC's bylaws of the information required by the bylaws and any rules of the Securities and Exchange Commission about (i) the nominee, including consent to being named in the proxy materials and to serving as a director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure")." This language is vague and indefinite in that it refers generally to a time period identified in the Company's bylaws and information that is required by the bylaws and any rules of the Commission. The Proposal therefore relies upon external standards (the Company's bylaws and rules of the Commission) to implement a fundamental aspect of the Proposal (criteria that must be satisfied in order to nominate a director). However, the Proposal does not specify the time period identified in the bylaws or the information required by the bylaws or otherwise describe the substantive provisions of the standards that the Proposal references. In the absence of an explanation setting forth the specific criteria that shareholders would need to satisfy to be eligible to nominate directors under the standards dictated by the Proposal, shareholders would be unable to understand the effect of implementing the Proposal or to have any idea what criteria shareholders would need to satisfy in order to be eligible to include nominees in the Company's proxy materials.

The Staff has regularly concurred with the exclusion of shareholder proposals that rely on an external standard for a central element of the proposal when the proposal and supporting statement failed to describe sufficiently the substantive provisions of the external standard. For example, in *Chiquita Brands International, Inc.* (avail. March 7, 2012), the Staff concurred with the exclusion of a proposal that required the company's proxy to include the director nominees of shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements." The Staff agreed with the company's argument that the specific shareholder eligibility requirements were a central aspect of the proposal and that the reference to SEC Rule 14a-8(b) eligibility requirements did not provide sufficient clarity for the shareholders to determine the requirements based on the language of the proposal. *See also Sprint Nextel Corporation* (avail. March 7, 2012) (concurring with the exclusion of a proposal requiring that shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements" be permitted to nominate directors where the proposal failed to adequately clarify the substance of such requirements in the body of the proposal). Further, in *Exxon Mobil Corp.* (avail. Mar. 21, 2011), the Staff permitted the exclusion of a proposal that requested a report using "guidelines from the Global Reporting Initiative" without adequately describing those guidelines. In *Boeing Co.* (avail. Feb, 5, 2010), the Staff permitted the exclusion of a proposal that requested formation of a board committee that would "follow the Universal Declaration of Human Rights" without adequately describing the substantive provisions of that standard. *See also AT&T Inc.* (avail. Feb. 16, 2010) (permitting exclusion of proposal seeking a report on "[p]ayments ... used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2" where no explanation was given as to how the referenced rule defined the term); *Boeing* Co. (avail. Feb 10, 2004) (permitting exclusion of proposal requesting a bylaw requiring the chairman of the company's board of directors to be an independent director "according to the 2003 Council of Institutional Investors definition" because it "fail[ed] to disclose to shareholders the definition of 'independent director' that it [sought] to have included in the bylaws"); *Johnson & Johnson* (avail. Feb. 7, 2003) (permitting exclusion of proposal requesting a report concerning the "Glass Ceiling Commission's" business recommendations without describing the recommendations); *Occidental Petroleum Corp.* (avail. Mar. 8, 2002) (permitting exclusion of proposal requesting implementation of policy "consistent with" the "Voluntary Principles on Security and Human Rights"); *Kohl's Corp.* (avail. Mar. 13, 2001) (permitting exclusion of proposal requesting implementation of the "SA8000 Social Accountability Standards" from the Council of Economic Priorities).

The Staff's view that unexplained references to statutes and rules do not adequately apprise shareholders of information they need in order to make informed decisions applies equally to the Proposal. Specific eligibility requirements are a central aspect of the Proposal and vague and general references to the Company's bylaws and "any rules of the Securities and Exchanges Commission" do not provide sufficient clarity for the shareholders to determine the requirements based on the language of the Proposal. The failure of the Proposal to explain the substantive terms of the eligibility requirements under the Company's bylaws and the

Commission's rules therefore renders the Proposal vague and indefinite and misleading in violation of Rule 14a-9. Accordingly, the Proposal may be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(3).

3. The Proposal fails to address important aspects regarding the process and criteria for implementing provisions of the Proposal and includes ambiguities such that provisions of the Proposal are subject to differing interpretations.

Critical aspects of the process that the Proposal seeks to establish are not clearly addressed, resulting in the Proposal being subject to differing interpretations and making it impossible to ascertain what the Proposal requires.

For example, Clause (b) of the Proposal requires the Nominator to provide information "required by the bylaws and any rules of the Securities and Exchange Commission about . . . the Nominator, including proof it owns the required shares (the "Disclosure")". Based upon this vague and indefinite language, a shareholder voting on the Proposal is not likely to be able to determine what information the Proposal requires be provided. Further, the Proposal vaguely requires the Nominator to provide "proof" it owns the "required shares." The Proposal does not describe what a Nominator would be required to provide to establish proof of ownership of the required shares. Further the term, "required shares" is not defined in the Proposal. The ambiguous nature of the ownership requirement as discussed above does not help to clarify the meaning of the "required shares." This language is so vague and indefinite that neither the Company nor shareholders can determine the nature and scope of the actions required to satisfy this criteria. The actions required to satisfy this ambiguous criteria will be subject to differing interpretations. Any action ultimately taken by the Company to implement this criteria could be significantly different than the actions envisioned by shareholders voting on the Proposal. Accordingly, a shareholder who might support the Proposal might have a different view of the Proposal based on the required procedures that the Company may adopt to implement the Proposal.

Further, Clause (c) of the Proposal requires the Nominator to certify that among other things, "it will comply with all applicable laws and regulations if it uses soliciting material other than PMC's proxy materials." This requirement is vague and misleading in that it does not require compliance by the Nominator with all applicable laws and regulations in connection with the nomination and solicitation or communication with shareholders including if it uses soliciting material other than PMC's proxy materials. The implication that compliance with law is only required in the event that other soliciting material is used, is misleading.

Finally, the Nominator is required to certify that to the best of its knowledge, the "required shares" were acquired in the ordinary course of business and not to "change or influence control at PMC." However, the Proposal is unclear as to whether a shareholder would nevertheless be eligible to nominate a director if the shareholder subsequently acquired shares in addition to the "required shares" with the express intention of changing or influencing control at PMC. It is unclear as to whether this possibility would be consistent with the intent of the Proposal.

Further, the reference to "change or influence control" at PMC is vague, indefinite and subject to multiple interpretations. The Proposal seeks to restrict eligibility to nominate directors to shareholders who did not acquire the Company's shares to "change or influence control" at the Company, however, these key terms are ambiguous and the Proposal fails to define them. A change in control of a company can be defined in a number of ways, including, but not limited to any of the following: (i) a change in ownership of a majority of the outstanding shares; (ii) a change in ownership of a stipulated percentage of outstanding shares; (iii) a change in effective control of the company; (iv) a transfer of a substantial portion of a company's assets; (v) a change in the composition of the directors; and (vi) a merger or consolidation where the company is not the surviving entity. Seeking to influence control is even more vague and ambiguous and would be subject to a variety of reasonable interpretations. Influencing control would encompass a much broader range of actions and would require substantially less affirmative action on the part of the shareholder than seeking to change control. Because the Proposal does not define "change or influence control at PMC," the language could be subject to many different interpretations. This language is a key element of the eligibility criteria contained in the Proposal because a shareholder that cannot make this requisite certification will not be eligible to nominate a candidate for director. Because the language is so vague and subject to differing interpretations, shareholders would be unable to understand the effect of implementing the Proposal because any actions taken by the Company upon implementation could be significantly different from the actions shareholders voting on the Proposal might assume. Further, since neither the shareholders nor the Company would be able to determine with reasonable certainty exactly what actions or measures the Proposal requires, the Proposal is impermissibly vague and misleading and therefore excludable under Rule 14a-8(i)(3).

4. The Proposal contains a vague and indefinitely worded mandate that the board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-third limit.

The final paragraph of the Proposal states that "[t]he board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-third limit." This mandate is vague and indefinite on its face in that it requires the Company to take certain actions that are not adequately described such that neither the Company nor its shareholders can determine the nature or scope of the actions required. The Proposal's broad language could have significant implications depending on how the language is interpreted and how the board determines to carry out the mandate. For example, the board is charged with adopting procedures for resolving disputes over whether the Disclosure and Statement satisfy the bylaw and "any applicable federal regulations." The reference to "applicable federal regulations" is impermissibly vague and indefinite.

Further, the Proposal does not provide any guidance on the implementation of the "priority" mandate, which is extremely vague and could therefore produce a variety of different results. For example, the board could adopt a priority procedure that would include in the proxy materials the nominee(s) of the first eligible proposal received. Alternatively, the board could adopt a priority procedure that would include the nominee(s) of the proposal submitted by the Nominator holding the largest number of outstanding shares. The language may also permit the board to adopt a policy that would permit the board to select the nominee(s) to be included in the proxy materials and restrict the resubmission of failed candidates who received below a specified percentage of support in the prior year. As a part of this mandate, the board may determine that incumbent directors who were access nominees should count against the maximum number of shareholder nominees for a number of years after their election, which would limit the number of shareholder nominees that could be nominated in future years. Accordingly, implementation of the Proposal could differ in very fundamental ways depending upon how the Proposal's vague language is interpreted. Any actions taken by the Company to implement the Proposal could be significantly different than the actions envisioned by the shareholders voting on the Proposal.

The Staff, in numerous no-action letters, has concurred with the exclusion of shareholder proposals that involve vague and indefinite determinations that neither the shareholders voting on the proposal not the company would be able to determine with certainty what measures the company would take if the proposal was approved, such as is the case with the procedures required to be adopted by the Company's board pursuant to the last paragraph of the Proposal as discussed above. *See Bank of America Corp.* (avail. Feb. 22, 2010) (excluding a proposal regarding the creation of a "board committee on US Economic Security"); *The Ryland Group, Inc.* (avail. Jan. 19, 2005) (excluding a proposal seeking a report based on the Global Reporting Initiative's sustainability guidelines); and *Puget Energy Corp.* (avail. Nov. 23, 2004) (excluding a proposal requesting the implementation of a "policy of improved corporate governance"). All of these previous proposals were so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the subject company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition, these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different than the actions envisioned by the shareholders voting on the proposal. *See Philadelphia Electric Co.* (avail. July 30, 1992) and *NYNEX Corp.* (avail. Jan. 12, 1990).

Moreover, the Staff frequently has concurred that where a shareholder proposal that mandates specific action "may be subject to differing interpretations, " the proposal may be entirely excluded as vague and indefinite because "neither the shareholders voting on the proposal, nor the company, would be able to determine with any reasonable certainty what measures the company would take in the event the proposal was approved," such as is the case with the procedures required to be adopted by the Company's board pursuant to the final paragraph of the Proposal as discussed above. In addition, the Proposal is misleading because any action taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal.

Further, the Staff historically has concurred with the exclusion of shareholder proposals containing vague mandates. In *Comshare, Inc.* (avail. Aug. 23, 2000), for example, the Staff concurred with the exclusion of a proposal setting forth the vague mandate that "the board of directors should endeavor not to discriminate among directors based upon when or how they were elected." There exist numerous other examples where the Staff has concurred with the exclusion of a shareholder proposal that requires action that is so poorly defined that neither the shareholders voting upon the proposal nor the company would be able to determine with certainty what actions the company would be required to take if the proposal were approved. *See Cascade Financial Corp.* (avail Mar. 4, 2010) (permitting exclusion of proposal requesting that the company refrain from making any monetary charitable donations and otherwise eliminate all "non-essential expenditures"); *Bank of America Corp.* (avail. Feb. 22, 2010) (permitting exclusion of proposal to establish a board committee on "US Economic Security," where proposal did not adequately explain the scope and duties of the proposed board committee); *NSTAR* (avail. Jan. 5, 2007) (permitting exclusion of proposal requesting "standards of record keeping and financial records" as inherently vague and indefinite where the proponent failed to define the term "financial records" or explain the nature of the proposed "standards"); *The Ryland Group, Inc.* (avail. Jan. 19, 2005) (permitting exclusion of proposal requesting a report based on the Global Reporting Initiative's sustainability guidelines); *Pfizer Inc.* (avail. Feb. 18, 2003) (permitting exclusion of proposal requesting that stock options be granted to the board and management at no less than the "highest stock price" and contain a "buyback provision" that failed to define those terms and otherwise provided no guidance on the structure of the buyback provision); *General Electric Co.* (avail, Jan. 23, 2003) (permitting exclusion of proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" that failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

Consistent with Staff precedent, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareowners "would not know with any certainty what they are voting either for or against"). In the present case, the Proposal sets forth a process by which shareholders may include director nominees in the Company's proxy materials, but which is vague, indefinite and subject to multiple interpretations. Moreover, neither the Company's shareholders nor its board of trust managers would be able to determine with any certainty what actions the Company would be required to take to comply with the Proposal. A shareholder who might support the Proposal under one of the possible interpretations might view the Proposal entirely differently under an alternative interpretation as discussed above.

CONCLUSION

For the foregoing reasons, we believe the Proposal is vague and indefinite and as a result, impermissibly misleading in violation of Rule 14a-9. Accordingly, the Proposal is excludable from the Company's Proxy Materials under Rule 14a-b(i)(3).

We respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (214) 740-8723.

Very truly yours,



X. Lane Folsom

Enclosures

cc: Mr. Jan F. Salit
Mr. Adam Goldstein

EXHIBIT A

Subject: FW: Shareholder Proposal
Attachments: pmc_proxy_access_proposal.docx

From: Adam Goldstein [mailto:FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 26, 2012 7:49 AM
To: j.salit@pmctrust.com
Cc: b.berlin@pmctrust.com
Subject: Shareholder Proposal

Jan,

Please let this email and attached document serve as my electronic submission of a Shareholder Proposal for inclusion in the PMC Commerical Trust 2013 Proxy Statement. The attached Word document contains the proposal text. It is a "proxy access" proposal very similar to those proposed at Chesapeake Energy and Nabors Industries, both of which passed SEC scrutiny, were supported by ISS, and were approved by the shareholders in 2012.

Here is the information requested in company bylaw 2.13(a)(2):

Section (b):

(i) Attached

(ii) PMC Shareholders deserve the right to have their Board of Trust Manager nominees gain access to the company's proxy statement. I believe this change will improve the alignment of interests between the Board and the Shareholders. Although not included in this specific Proposal, I also believe the Board size should be increased from 5 to 7, which would allow 2 out of the 7 to be shareholder nominees (since the cap on shareholder nominees in my proposal is up to 1/3 of the board size).

Section (c):

(i) I own 41,792 common shares of PCC. These shares are held in street name at Fidelity and Interactive Brokers.

(ii) No derivative positions.

(iii) No short interest.

(iv) No performance-related fee.

(v) No agreements with any Shareholder Related Person

(vi) I do not intend to solicit proxies.

(vii) I have not yet decided whether to appear in person or by proxy at the meeting.

(viii) No arrangements with any other persons.

(ix) My name and address is Adam Goldstein, *** FISMA & OMB Memorandum M-07-16 ***

(x) No other required disclosures.

(xi) I do not have any known support for this proposal at this time.

Sincerely,
Adam Goldstein
PMC Commercial Trust Shareholder

Resolved: The shareholders of PMC Commercial Trust ("PMC") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require PMC to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. PMC shall allow shareholders to vote on such nominee on PMC's proxy card. Each Nominator may designate nominees representing up to one third of directors then serving. The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one third of the number of directors then serving. This bylaw, which shall supplement existing rights under PMC's bylaws, should provide that a Nominator must:

(a) have beneficially owned 3% or more of PMC's outstanding common stock continuously for at least one year before the nomination is submitted;

(b) give PMC written notice within the time period identified in PMC's bylaws of the information required by the bylaws and any rules of the Securities and Exchange Commission about (i) the nominee, including consent to being named in the proxy materials and to serving as a director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

(c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with PMC's shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than PMC's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at PMC.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of each nominee's candidacy (the "Statement"). The board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-third limit.

Subject: FW: Shareholder Proposal
Attachments: pmc_proxy_access_proposal_rev2.docx

From: Adam Goldstein [mailto
Sent: Wednesday, December 26, 2012 8:48 AM
To: j.salit@pmctrust.com
Cc: b.berlin@pmctrust.com
Subject: Fw: Shareholder Proposal

Jan,

I just realized that my original proposal used the term "board of directors", so I've attached a revised version with the appropriate terminology, "board of trust managers".

Sincerely,
Adam Goldstein

----- Forwarded Message -----
From: Adam Goldstein <
To: "j.salit@pmctrust.com" <j.salit@pmctrust.com>
Cc: "b.berlin@pmctrust.com" <b.berlin@pmctrust.com>
Sent: Wednesday, December 26, 2012 8:48 AM
Subject: Shareholder Proposal

Jan,

Please let this email and attached document serve as my electronic submission of a Shareholder Proposal for inclusion in the PMC Commerical Trust 2013 Proxy Statement. The attached Word document contains the proposal text. It is a "proxy access" proposal very similar to those proposed at Chesapeake Energy and Nabors Industries, both of which passed SEC scrutiny, were supported by ISS, and were approved by the shareholders in 2012.

Here is the information requested in company bylaw 2.13(a)(2):

Section (b):

(i) Attached

(ii) PMC Shareholders deserve the right to have their Board of Trust Manager nominees gain access to the company's proxy statement. I believe this change will improve the alignment of interests between the Board and the Shareholders. Although not included in this specific Proposal, I also believe the Board size should be increased from 5 to 7, which would allow 2 out of the 7 to be shareholder nominees (since the cap on shareholder nominees in my proposal is up to 1/3 of the board size).

Section (c):

(i) I own 41,792 common shares of PCC. These shares are held in street name at Fidelity and Interactive Brokers.

(ii) No derivative positions.

(iii) No short interest.

(iv) No performance-related fee.

(v) No agreements with any Shareholder Related Person

(vi) I do not intend to solicit proxies.

(vii) I have not yet decided whether to appear in person or by proxy at the meeting.

(ix) My name and address is Adam Goldstein, *** FISMA & OMB Memorandum M-07-16 ***

(x) No other required disclosures.

(xi) I do not have any known support for this proposal at this time.

Sincerely,
Adam Goldstein
PMC Commercial Trust Shareholder

Resolved: The shareholders of PMC Commercial Trust ("PMC") ask the board of trust managers (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require PMC to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. PMC shall allow shareholders to vote on such nominee on PMC's proxy card. Each Nominator may designate nominees representing up to one third of directors then serving. The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one third of the number of directors then serving. This bylaw, which shall supplement existing rights under PMC's bylaws, should provide that a Nominator must:

(a) have beneficially owned 3% or more of PMC's outstanding common stock continuously for at least one year before the nomination is submitted;

(b) give PMC written notice within the time period identified in PMC's bylaws of the information required by the bylaws and any rules of the Securities and Exchange Commission about (i) the nominee, including consent to being named in the proxy materials and to serving as a director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

(c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with PMC's shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than PMC's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at PMC.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of each nominee's candidacy (the "Statement"). The board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-third limit.

Subject: FW: Notice of Defect
Attachments: Notice of Defect 1-4-13 .pdf

From: Jan Salit [mailto:j.salit@pmctrust.com]
Sent: Friday, January 04, 2013 3:39 PM
To: 'Adam Goldstein'
Cc: 'Barry Berlin'
Subject: Notice of Defect

Dear Mr. Goldstein,

The attached letter constitutes formal written notice of defect to you with respect to the Shareholder Proposal you submitted to the Company via electronic transmission on December 26, 2012.

Jan F. Salit
Chief Executive Officer
PMC Commercial Trust
17950 Preston Road, Suite 600
Dallas,TX 75252


PMC
COMMERCIAL TRUST

17950 PRESTON ROAD, SUITE 600
DALLAS, TEXAS 75252
PHONE: (972) 349-3200
FAX: (972) 349-3265
TOLL FREE: (800) 486-3223

January 4, 2013

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER
Mr. Adam Goldstein

Re: Notice of Defect related to the Shareholder Proposal (the "Shareholder Proposal") submitted by Adam Goldstein to PMC Commercial Trust, a Texas real estate investment trust (the "Company")

Dear Mr. Goldstein:

This letter constitutes formal written notice of defect to you with respect to the Shareholder Proposal you submitted to the Company via electronic transmission on December 26, 2012. Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8") provides an opportunity for shareholders satisfying certain eligibility and procedural requirements to include his or her proposal in a company's proxy materials for presentation to a vote at an annual or special meeting of shareholders. Rule 14a-8 generally requires the company to include the proposal in its proxy materials unless the shareholder has not complied with the rule's eligibility and procedural requirements or the proposal falls within one of the substantive bases for exclusion described in Rule 14a-8.

To be eligible to submit a proposal, Rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. Under Rule 14a-8, there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the DTC participant through which the securities are held at the DTC verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.


PMC
COMMERCIAL TRUST

17950 PRESTON ROAD, SUITE 600
DALLAS, TEXAS 75252
PHONE: (972) 349-3200
FAX: (972) 349-3265
TOLL FREE: (800) 486-3223

If a shareholder fails to follow the eligibility or procedural requirements of Rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, Rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if:

(i) within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and

(ii) the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s).

You stated in the notice accompanying your Shareholder Proposal that you own 41,792 of the Company's common shares that are held in street name at Fidelity and Interactive Brokers. However, your notice did not include a written statement from the DTC participant through which your shares are held to satisfy the proof of ownership requirement contained in Rule 14a-8.

This letter constitutes formal written notice to you that you have not satisfied the proof of ownership requirement contained in Rule 14a-8 and accordingly, the Company intends to exclude your Shareholder Proposal from its proxy materials on the basis of such defect unless you cure the defect within 14 calendar days of receiving this notice of defect. You can cure the defect by obtaining and providing to the Company a proof of ownership letter from the DTC participant through which your shares of the Company's common shares of beneficial interest are held verifying your continuous ownership of the requisite amount of such common shares for the one-year period preceding and including December 26, 2012, the date your Shareholder Proposal was submitted. **Rule 14a-8 provides that your response curing such defect must be post-marked, or transmitted electronically, no later than 14 days from the date you receive this notice of defect.** Therefore, you should respond via a means that allows you to demonstrate when you responded to this notice. Notwithstanding anything to the contrary contained herein, nothing in this letter should be deemed or construed as the Company's agreement to or support of the Shareholder Proposal. Please note that regardless of whether the defect is cured, the Company may still submit a "no-action" request to the U.S. Securities and Exchange Commission seeking to exclude the Shareholder Proposal from its proxy materials. For your information and reference, we have included a copy of Rule 14a-8.

If you have any questions regarding this notice of defect, please feel free to contact the undersigned.

Sincerely,

PMC Commercial Trust

By: 
Jan F. Salit, President and Chief Executive

the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement

released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we

will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director Elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that

information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

Subject: FW: Notice of Defect
Attachments: Letter.pdf

From: Adam Goldstein [mailto
Sent: Friday, January 18, 2013 3:58 PM
To: Jan Salit
Cc: 'Barry Berlin'
Subject: Re: Notice of Defect

Dear Mr. Salit,

I have attached an electronic copy of an official letter sent by my broker, Interactive Brokers, that addresses this defect notice. I had planned on also sending a physical copy in the mail by today at the latest, but for some unknown reason the physical letter has not arrived at my home yet. Interactive Brokers assures me they put it in the mail last Friday, January 11th, so it should have arrived by now. When it does finally arrive I'll forward it to you. Regardless, please consider this electronic submission as my formal response to the defect notice.

Sincerely,
Adam Goldstein

From: Jan Salit <j.salit@pmctrust.com>
To: 'Adam Goldstein'
Cc: 'Barry Berlin' <b.berlin@pmctrust.com>
Sent: Friday, January 4, 2013 4:39 PM
Subject: Notice of Defect

Dear Mr. Goldstein,

The attached letter constitutes formal written notice of defect to you with respect to the Shareholder Proposal you submitted to the Company via electronic transmission on December 26, 2012.

Jan F. Salit
Chief Executive Officer
PMC Commercial Trust
17950 Preston Road, Suite 600
Dallas, TX 75252



Interactive Brokers

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Jennifer Bate
2 Pickwick Plaza
First Floor
Greenwich, CT 06830

January 9, 2013

Adam Goldstein

I hereby confirm that **Adam Goldstein,** owner of account at Interactive Brokers:

> On May 5, 2008, purchased **1,000 shares of PMC Commercial Trust (PCC)** and has held these securities until the present date (January 9, 2013).

If you have any questions, please do not hesitate to contact me.

Sincerely,



Jennifer Bate
Sales Support
Interactive Brokers LLC
Salessupport@interactivebrokers.com

Interactive Brokers LLC